EXHIBIT 1

"This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated transactions".

Further to the significant event released on July 28th, 2006, Telefónica, S.A. hereby reports that the Public Deed of the Merger by Absorption of Telefónica Móviles S.A. by Telefónica, S.A. was recorded with the Commercial Registry of Madrid on July 29th, 2006. The Merger has therefore become effective from that date and as a result, the shares of Telefónica Móviles have been extinguished.

Madrid, July31st, 2006